December 20, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549
Attention: Yoon Choo

Re:	Meketa Infrastructure Fund (File Nos. 811-23899; 333-274323)

Dear Ms. Choo:

On behalf of Meketa Infrastructure Fund (the “Fund”), we are writing to respond to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone on December 1, 2023 in connection with the Fund’s registration statement relating to the common shares of beneficial interest of the Fund, which was filed with the Commission on November 9, 2023 (SEC Accession No. 0001580642-23-006151) (the “Registration Statement”). Capitalized terms not defined herein have the meaning given to them in the Registration Statement.

The following sets forth the Staff’s comments and the Fund’s responses thereto. We note that the responses set forth herein, as applicable, will be observed by the Fund but do not necessarily represent the position or policy of other funds advised or sub-advised by Meketa Capital, LLC (“Meketa Capital” or the “Adviser”) or its affiliates. The below responses will be reflected, to the extent applicable, in the form of a pre-effective amendment to the Registration Statement.

PROSPECTUS

1.	Staff Comment: In an appropriate location on the cover page and under “Summary – Repurchase Offers,” please include disclosure similar to that included under “Early Repurchase Fees” in the Fund’s prospectus which states “for repurchases of Shares not otherwise subject to an Early Repurchase Fee, the Fund is permitted to allocate Shareholders, whose Shares are repurchased, costs and charges imposed by the Portfolio Funds in connection with Infrastructure Investments, if the Adviser/Sub-Adviser, as applicable, determines to liquidate such interests as a result of repurchase tenders by Shareholders and such charges are imposed on the Fund. In the event that any such charges are allocated to the Fund, and subject to applicable law, the Fund may allocate such charges to the Shareholders whose repurchase tenders resulted in the repurchase of a portion of the Shares that resulted in such charges.” In addition, please include the maximum amount of any such charge and a cross reference to the relevant discussion in the prospectus.

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Response: The Fund has added the following disclosure as requested.

Cover Page - New Footnote 3 to row titled “Sales Charge (Load)” in the applicable table

(3) The Fund is permitted to allocate costs and charges imposed by Portfolio Funds to Shareholders tendering their shares for repurchase if such Portfolio Fund interests are liquidated as a result of repurchase tenders by Shareholders. Any such costs and charges are limited to a maximum amount of 2.00% of the value of the Shares repurchased and apply only to Shares not otherwise subject to an Early Repurchase Fee. See “Early Repurchase Fees/Redemption Charges.”

Summary – Quarterly Repurchase Offers

Other than the Early Repurchase Fee, the Fund does not presently intend to impose any charges on the repurchase of Shares. However, for repurchases of Shares not otherwise subject to an Early Repurchase Fee, the Fund is permitted to allocate to Shareholders, whose Shares are repurchased, costs and charges imposed by the Portfolio Funds, if the Investment Committee determines to liquidate such interests as a result of repurchase tenders by Shareholders and such charges are imposed on the Fund. In the event that any such charges are allocated to the Fund, and subject to applicable law, the Fund may allocate such charges to the Shareholders whose repurchase tenders resulted in the repurchase of a portion of the Shares that resulted in such charges. The maximum amount of any such charges is 2.00% of the value of the Shares repurchased. See “Early Repurchase Fees/Redemption Charges.”

2.	Staff Comment: Please include information about the charges discussed in the prior comment as a separate line item to the Fund’s fee table.

Response: The Fund has revised the line item titled “Maximum Early Repurchase Fee” and added footnote 3 to the fee table as marked below and respectfully declines to add the requested disclosure as a separate line item.

SHAREHOLDER TRANSACTION FEES	Class I Shares	Class II Shares(1)	Class III Shares(1)
Maximum Sales Load	None	None	None
Maximum Early Repurchase Fee/Redemption Charges (as a percentage of repurchased amount)	2.00%	2.00%	2.00%
…

(1)  As of the date of this Prospectus, Class II and Class III shares are not offered to investors.

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(2)  A 2.00% early repurchase fee payable to the Fund will be charged with respect to the repurchase of a Shareholder’s Shares at any time prior to the day immediately preceding the one-year anniversary of a Shareholder’s purchase of the Shares (on a “first in-first out” basis). The Fund may waive the early repurchase fee for certain categories of Shareholders or transactions, such as repurchases of Shares in the event of the Shareholder’s death or disability, or in connection with certain distributions from employer sponsored benefit plans. See “Quarterly Repurchase Offers.”

(3)	The Fund is permitted to allocate costs and charges imposed by Portfolio Funds to Shareholders tendering their shares for repurchase if such Portfolio Fund interests are liquidated as a result of repurchase tenders by Shareholders. Any such costs and charges are limited to a maximum amount of 2.00% of the value of the Shares repurchased and apply only to Shares not otherwise subject to an Early Repurchase Fee. See “Early Repurchase Fees/Redemption Charges.”

3.	Staff Comment: The Fund discloses on the cover page and elsewhere in the prospectus that it “seeks to obtain exposure to infrastructure assets directly, or indirectly through special purpose vehicles, primarily through: … (iii) primary and secondary investments in private infrastructure funds managed by third-party managers (such funds, “Portfolio Funds” and the managers to such funds, “Portfolio Fund Managers”).” Please include a reference to investments in Portfolio Fund Managers where appropriate when discussing the Fund’s investments.

Response: The Fund does not intend to invest directly in Portfolio Fund Managers and notes the referenced disclosure is intended to define third-party managers to private infrastructure funds. The Fund therefore respectfully declines to add the requested disclosure.

4.	Staff Comment: Does the Fund’s definition of “infrastructure company” similarly apply to “publicly listed vehicles including special purpose acquisition companies (“SPACs”), investment funds, and individual companies, utilities, and master limited partnerships that pursue the business of infrastructure ownership, operations, and/or investing”? If so, please clarify the disclosure or otherwise disclose the criteria used to determine whether these vehicles qualify as infrastructure assets.

Response: The Fund believes the current disclosure is clear but has nonetheless revised its disclosure to state as marked below.

…publicly listed vehicles including special purpose acquisition companies (“SPACs”), investment funds, and individual companies, utilities, and master limited partnerships that hold themselves out as pursuing ~~pursue~~ the business of infrastructure ownership, operations, and/or investing…

5.	Staff Comment: In reference to the following risk disclosure, please disclose in an appropriate location the material terms of any borrowing arrangements in place for the Fund, including from Fund affiliates.

The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds, borrowings, and amounts from the Fund’s affiliates that are subject to repayment by investors, if any.

Response: The Fund does not have any borrowing arrangements, including from Fund affiliates, at this time and therefore respectfully declines to add the requested disclosure.

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6.	Staff Comment: Please revise the following sentence for clarity.

You can request a copy of the SAI and annual and semi-annual reports of the Fund (when available) without charge on the Fund’s website ([ ]), by writing to the Fund at [Ultimus Fund Solutions, LLC, PO Box 541150], Omaha, NE 68154-9150, or by calling the Fund toll-free at [ ].

Response: The Fund has revised the disclosure to state as follows:

You can request a copy of the SAI and annual and semi-annual reports of the Fund (when available) without charge ~~on the Fund’s website ([ ]),~~ by writing to the Fund at ~~[~~Ultimus Fund Solutions, LLC, PO Box 541150~~]~~, Omaha, NE 68154-9150, or by calling the Fund toll-free at 833-668-3414 ~~[ ]~~. These reports may also be accessed without charge on the Fund’s website (www.meketacapital.com ~~[ ]~~).

7.	Staff Comment: Please revise the disclosure throughout the Registration Statement to delineate the roles of the Adviser and Sub-Adviser with respect to the Fund’s management. Although is states that the “Sub-Adviser provides the day-to-day portfolio management of those assets of the Fund allocated to it by the Adviser,” there is no disclosure about the division of responsibility (i.e., does the Adviser manage assets for a particular sector?).

Response: The Fund’s portfolio managers are comprised of individuals from each of the Adviser and Sub-Adviser who manage the day-to-day portfolio management of the all the Fund’s assets through an Investment Committee. The Fund has revised the disclosure to refer to the Investment Committee as opposed to the Adviser or Sub-Adviser throughout, as applicable.

8.	Staff Comment: Please include reference to Infrastructure Credit Instruments in the following disclosure and elsewhere, if applicable.

The balance of the Fund’s investments will be in other investments, including Portfolio Companies, Portfolio Funds that are not Private Investment Companies (i.e., publicly listed vehicles), and cash and cash equivalents.

Response: The Fund has made the requested change.

9.	Staff Comment: Please revise sub-item (iv) of the first sentence under Investment Objective and Strategies – Investment Strategies to add reference “publicly listed” vehicles or otherwise reconcile similar disclosures in the Prospectus.

Response: The Fund has made the requested change.

10.	Staff Comment: The Staff noted that the Adviser may but is not obligated to waive up to 0.50% of the Management Fee on cash and cash equivalents held in the Fund from time to time. If the Adviser currently intends to waive this amount, consider adding disclosure to
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this effect. In addition, and to the extent accurate please add disclosure that the Adviser may not recoup and such amounts pursuant to this waiver.

Response: The Fund has revised the following disclosure as marked below in response to the Staff’s comment. Due to the fact that the Adviser is not certain with respect to its current intention on such waiver, the Fund respectfully declines to add disclosure as to the Adviser’s intentions with respect to the voluntary cash waiver.

Any such voluntary reimbursement is not eligible for recoupment and may be terminated at any time.

11.	Staff Comment: Please revise the heading “Early Repurchase Fees” in the Fund’s prospectus in light of the disclosure included in this section regarding the possible allocation of costs and charges imposed by Portfolio Funds in connection with Infrastructure Investments to repurchasing Shareholders. In addition, please disclose the maximum amount of any such charge.

Response: The Fund has revised the disclosure as marked below:

Early Repurchase Fees/Redemption Charges

…

Other than the Early Repurchase Fee, the Fund does not presently intend to impose any charges on the repurchase of Shares. However, for repurchases of Shares not otherwise subject to an Early Repurchase Fee, the Fund is permitted to allocate to Shareholders, whose Shares are repurchased, costs and charges imposed by the Portfolio Funds ~~in connection with Infrastructure Investments~~, if the Investment Committee ~~Adviser/Sub-Adviser, as applicable,~~ determines to liquidate such interests as a result of repurchase tenders by Shareholders and such charges are imposed on the Fund. In the event that any such charges are allocated to the Fund, and subject to applicable law, the Fund may allocate such charges to the Shareholders whose repurchase tenders resulted in the repurchase of a portion of the Shares that resulted in such charges. The maximum amount of any such charges is 2.00% of the value of the Shares repurchased.

12.	Staff Comment: Please revise sub-section (i) of the first sentence of the seventh paragraph under Summary of the Declaration of Trust to align with the Amended and Restated Declaration of Trust (the “DoT”) filed with the Registration Statement.

Response: The Fund has revised the referenced disclosure as marked below.

The Declaration of Trust provides that each Trustee, officer and Shareholder, to the fullest extent permitted by law, including Section 3804(e) of the Delaware Statutory Trust Act (the “Delaware Act”), (i) irrevocably agrees that, except for any claims, suits, actions or proceedings

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arising under federal securities laws, any claims, suits, actions or proceedings asserting a claim arising out of or relating in any way to the Fund, the Delaware Act, or the Declaration of Trust shall be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the Superior Court of ~~any other court in~~ the State of Delaware ~~with subject matter jurisdiction~~; and (ii~~i~~) irrevocably waives any and all right to trial by jury in any such claim, suit, action or proceeding. In submitting to the jurisdiction of the courts of Delaware, a Trustee, officer, or Shareholder may have to bring suit in an inconvenient and less favorable forum.

13.	Staff Comment: Please revise the eighth paragraph under Summary of the Declaration of Trust to align with the DoT and to include the carve out to the 10% requirement that shareholders must maintain for a derivative action.

Response: The Fund has replaced the referenced disclosure with the language below.

The Declaration of Trust provides that shareholders may bring a derivative action on behalf of the Fund only if certain conditions are met, including in certain cases that a shareholder make a pre-suit demand upon the Fund’s Trustees to bring the subject action and that the Trustees be afforded a reasonable amount of time to consider such request and to investigate the basis of such claim. Where demand upon the Fund’s Trustees is required, no shareholder may maintain a derivative action on behalf of the Fund unless holders of at least 10% or more of the total combined net asset value of all of the outstanding shares, or of the series or class to which such action relates if it does not relate to all series and classes, join in the bringing of such action, but the 10% requirement does not apply to claims asserted under the U.S. federal securities laws. Any decision by the Trustees after considering such demand to bring, maintain or settle (or not to bring, maintain or settle) such action shall be binding upon shareholders.

STATEMENT OF ADDITIONAL INFORMATION

14.	Staff Comment: Please explain how the following disclosure included in the Meketa Capital, LLC Proxy Voting Policies and Procedures located at Appendix A to the Statement of Additional Information is consistent with the Fund’s investment strategy (i.e., do the equity securities in which the Fund invest not provide for voting rights?)

The fund does not invest in individual equities. If the Funds were to invest in individual equities, this Proxy Voting Policy will be amended to appropriately address the Fund’s proxy policy as relevant to individual equities to the extent different than these policies. The fund primarily invests in private funds which do not involve many proxy items requiring the Adviser to vote.

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Response: The Fund has revised its disclosure to reflect that the Sub-Adviser, as opposed to the Adviser, will vote proxies for securities held by the Fund in accordance with the Sub-Adviser’s proxy policies and procedures. Accordingly, Appendix A has been replaced with the Sub-Adviser’s proxy voting policy.

PART C

15.	Staff Comment: Article II, Section 13 provides that “[a]bstentions and broker non-votes will be included for purposes of determining whether a quorum is present at a Shareholders’ meeting.” NYSE Rule 452 (Giving Proxies by Member Organization) does not permit brokers to submit non votes if only non-routine matters will be considered at the meeting. Accordingly, the Fund may not count these uninstructed shares for quorum purposes. Please revise Article II, Section 13 considering NYSE Rule 452.

Response: The Fund respectfully declines to make the requested change. Although Rule 452 governs whether brokers may exercise discretionary authority to vote shares as to which the beneficial owner has not provided voting instructions, the Fund’s organizational documents and state law govern how the Fund will consider abstentions and broker non-votes for purposes of determining a quorum, and if a broker submits a proxy card, the Fund is not permitted to question such broker’s authority to do so.

16.	Staff Comment: In the next pre-effective amendment to the Registration Statement and future amendments, please ensure that the amendment is signed by the Fund’s “comptroller or principal accounting officer” in addition to the Principal Financial Officer pursuant to Section 6 of the Securities Act of 1933.

Response: The Fund will ensure that the signatories to future amendments comply with the requirements of Section 6 of the Securities Act of 1933, to include signatures by the Fund’s “comptroller or principal accounting officer.”

OTHER
17.	Staff Comment: The Staff reiterates comment number 14 included in the Fund’s correspondence to the Staff dated November 9, 2023, (the “November Response”).

Response: The Fund has added the following disclosure to the Fund’s prospectus under “Investment Policies.”

For purposes of determining compliance with Fund’s policy to invest at least 80% of its net assets, plus any borrowing for investment purposes, in investments that provide direct or indirect exposure to infrastructure assets, the Fund will consider the then-existing concentration of Portfolio Funds, to the extent they are known to the Fund, when making additional investments.

18.	Staff Comment: In reference to comment number 18 of the November Response, please revise the investment strategy discussions in the Prospectus to explicitly address the Fund’s
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investments in below-investment grade debt instruments (or equivalent unrated instruments). Please also identify under General Risks which of the listed debt instruments are typically below investment grade. Finally, please explain under Investment Process Overview the Adviser’s process in evaluating such investments.

Response: The Fund will not principally invest in below-investment grade debt instruments (or equivalent unrated instruments). The Fund’s investments in infrastructure assets may, however and as with any investment, subsequently become below-investment grade debt instruments (or equivalent unrated instruments). Accordingly, the Fund believes its current strategy and risk disclosure is appropriate for the Fund’s potential exposure to distressed companies and respectfully declines to add additional disclosures.

19.	Staff Comment: The Staff reiterates comment number 57 included in the November Response.

Response: The Fund has removed the sentence in the Prospectus under the heading “Summary of the Declaration of Trust” stating “[i]f you purchase shares of the Fund, you will become bound by the terms and conditions of the Declaration of Trust.”

20.	Staff Comment: The Staff reiterates comment number 60 included in the November Response.

Response: The Fund has revised the following sentence under in the Statement of Additional Information under the section titled “Fundamental Policies” as marked below.

For purposes of determining compliance with investment restriction (7) above related to concentration of investments, Portfolio Funds are not considered part of any industry or group of industries, but the Fund will consider the then-existing concentration of investments in Portfolio Funds, to the extent they are known to the Fund, when making additional investments.

* * *

Should members of the Staff have any questions or comments, please contact the undersigned at (617) 854-2418 or Kathleen.Nichols@ropesgray.com.

Very truly yours,

/s/ Kathleen M. Nichols

Kathleen M. Nichols

cc:	Michael Bell, Meketa Capital, LLC

Stephen P. McCourt, Meketa Capital, LLC

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Chelsea M. Childs, Ropes & Gray LLP

Gregory C. Davis, Ropes & Gray LLP

Paulita A. Pike, Ropes & Gray LLP

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